Exhibit 21.1

List of Subsidiaries of Forward Industries, Inc.

1.	Koszegi Industries Inc., an Indiana Corporation

2.	Forward Industries HK Limited., a Hong Kong Limited Company (the name of this subsidiary was changed from “Koszegi Asia Limited” in October 2008);

3.	Forward Innovations GmbH, a Switzerland GmbH

4.	Forward Asia Pacific Limited, a Hong Kong Limited Company

All four subsidiaries are wholly-owned by Forward Industries, Inc. Each does business under its name as set forth above.